XCELTHERA, INC.

INTERIM FINANCIAL STATEMENTS
AND
ACCOUNTANT'S AUDIT REPORT

October 31, 2013

Peninsula Accounting Services, Inc.
A Certified Public Accountancy Firm

XCELTHERA, INC.

TABLE OF CONTENTS



PENINSULA
ACCOUNTING SERVICES, INC

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders of
Xcelthera, Inc.
San Diego, California

I have audited the accompanying balance sheet of Xcelthera, Inc. (the "Company") as of October 31, 2013, and the related statements of operations, shareholders' equity, and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor was I engaged to perform, an audit of its internal control over financial reporting. My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements present fairly, in all material respects, the financial position of Xcelthera, Inc. as of October 31, 2013, and the results of its operations and its cash flows for the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Susan M. Haase, CPA

Susan M. Haase, CPA
December 18, 2013

395 Oyster Point Boulevard, Suite 309, South San Francisco CA 94080 • T 650 588 5221 • F 650 952 3062
www.peninsulaaccounting.com

XCELTHERA, INC.
Balance Sheet
October 31, 2013

ASSETS	
Current Assets	
Cash and Cash Equivalents	$0
Other Current Assets	0
Total Current Assets	0
Other Assets	
Patents and Organization Costs	6,700
Total Other Assets	6,700
TOTAL ASSETS	$6,700
LIABILITIES	
Current Liabilities	
Accounts Receivable	0
Other Current Liabilities	0
Total Current Liabilities	0
Long Term Liabilities	
Loans	0
Total Long Term Liabilities	0
TOTAL LIABILITES	$0
EQUITY	
Stock	6,700
TOTAL EQUITY	$6,700
TOTAL LIABILITIES AND EQUITY	$6,700

XCELTHERA, INC.
Statement of Operations
January 1 – October 31, 2013

INCOME

Sales	0
Other Income	0
Total Income	0

EXPENSES

Research and Dev	0
Total Expenses	0
NET INCOME	0

XCELTHERA, Inc.
Statement of Cash Flows
January – October, 2013

CASH FLOWS FROM OPERATING ACTIVITIES

Change in Net Assets	$0
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	0

CASH FLOWS FROM INVESTING ACTIVITIES

Net cash provided by investing activities	
	0

CASH FLOWS FROM FINANCING ACTIVITIES

Net cash provided by financing activities	
	0
Net cash increase for period	
	$0
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	$0
CASH AND CASH EQUIVALENTS AT END OF YEAR	$0

XCELTHERA, INC
Statement of Shareholders' Equity
May 1, 2013-October 31, 2013

	Convertible Preferred Stock	Common Stock
Balance May 9, 2013 (inception)	$0	$0
Issuance of Common Stock to SDRMI May 13, 2013 for exclusive license agreement (500,000 shares at $ 0.0001 par value}		50
Issuance of Series A convertible preferred stock to SDRMI May 2013 for exclusive license agreement (200,000 shares at $0.001 par value)	200	
Issuance of Series A convertible preferred stock to founcers May 2013 (100,000 shares at $ 0.06 per share)	6,000	
Issuance of Common Stock to founders September 2013 for control (2,500,000 shares at $ 0.0001 par value)		250
Issuance of Preferred Stock to founders September 2013 for control (200 shares at $ 0.001 par value)	200	
	$6,400	$300
Total Stock		6,700
Retained Earnings/Accumulated Deficit		0
Additional Paid In Capital		0
Ending Shareholders' Equity October 31, 2013		$6,700

XCELTHERA, INC.
Notes to Financial Statements
October 31, 2013

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION
Xcelthera, Inc. (the Company) was established and incorporated under the laws of the State of California in May, 2013. The company is a clinical stage biopharmaceutical entity whose mission is to develop and use advanced stem cell therapy in treating a wide range of neurological and cardiovascular diseases.

PROGRAMS
In association with San Diego Regenerative Medicine Institute, the company is a leader in hESC research. With the aid of grants and investors, the company hopes to advance the treatment of disease through innovative cell therapy tools and products.

BASIS OF ACCOUNTING
The Company prepares financial statements on the accrual basis method of accounting in accordance with generally accepted accounting principles.

CASH & CASH EQUIVALENTS
Cash and cash equivalents include all monies in banks and highly liquid investments with maturity dates of less than three months. The carrying value of cash and cash equivalents approximates fair value of the short maturities of those financial instruments.

PROPERTY & EQUIPMENT
The Company has no fixed assets as of October 31, 2013, but it is the company's policy to capitalize any acquisitions of property, furniture, or equipment in excess of $2000. Such acquisitions if purchased would be recorded at cost, and if donated would be recorded at approximate fair value at the date of donation.

REVENUE RECOGNITION
Sales are recognized when goods are shipped to customers. Revenues from research and development are recognized when earned, which is when the related allowable expenses are incurred. Interest and other income are recognized when earned.

PATENT COSTS
Patent Costs are capitalized and amortized over the estimated useful life of the patent.

USE OF ESTIMATES
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.